May 14, 2025

Iraklis Sbarounis
Chief Financial Officer
Okeanis Eco Tankers Corp.
c/o OET Chartering Inc.
Ethnarchou Makariou Ave., & 2 D. Falireos St.
185 47 N. Faliro, Greece

        Re: Okeanis Eco Tankers Corp.
            Registration Statement on Form F-3
            Filed May 7, 2025
            File No. 333-287032
Dear Iraklis Sbarounis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Steven Hollander, Esq.